EXHIBIT 99.1

Statoil ASA: Result of the Dividend Issue for the fourth quarter 2015

STAVANGER, Norway, June 23, 2016 -- Reference is made to the previous announcements by Statoil ASA (the "Company", OSE:STL, NYSE:STO) regarding the Dividend Issue for the fourth quarter 2015.

The subscription period expired on 10 June 2016 and subscriptions were made for a total of 18,298,942 Dividend Shares in the Dividend Issue, reducing the dividend payable by approximately USD 292 million for the Company. Approximately 43% of shareholders' total net dividend have been used to subscribe for shares in the Dividend Issue.

The share capital increase relating to the Dividend Issue is expected to be registered with the Norwegian Register of Business Enterprises (Nw. Foretaksregisteret) on 23 June 2016, following which the Dividend Shares are expected to be delivered to the subscribers' VPS accounts on 24 June 2016.

The Dividend Shares will be registered with VPS under ISIN NO 0010096985 and will be traded on Oslo Børs under the Company's trading symbol "STL". Trading of the new shares will commence on 27 June 2015.

Payment of the cash dividend will be carried out on or around 24 June 2015.

Contact persons:
Peter Hutton, senior vice president for investor relations,
Tel: +44 7881 918 792

Morten Sven Johannessen, vice president for investor relations USA,
Tel: + 1 203 570 2524

This information is subject of the disclosure requirements acc. to § 5-12 vphl (Norwegian Securities Trading Act)

This announcement and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription for or solicitation or invitation of any offer to subscribe for or purchase of dividend shares or any other securities of the Company and cannot be relied on for any investment contract or decision.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in any jurisdiction in which prior registration or approval is required for that purpose. No steps have been taken or will be taken in any jurisdiction outside of Norway in which such steps would be required. No competent authority or any other regulatory body has passed upon the adequacy of this document or approved or disapproved the distribution of dividend shares outside of Norway. Any representation to the contrary may be a criminal offense.